Offer to Purchase for Cash
                        1,959,886 Shares of Common Stock
                                       of
                       The Langer Biomechanics Group, Inc.
                                       at
                              $1.525 Net Per Share
                                       by
                        OrthoStrategies Acquisition Corp.
                          a wholly-owned subsidiary of
                              OrthoStrategies, Inc.

--------------------------------------------------------------------------------
     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, FEBRUARY 8, 2001, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn 1,332,722 shares of common stock, par value $.02 per share (the "Shares"), of The Langer Biomechanics Group, Inc., a New York corporation ("Langer"). The consummation of the Offer is also subject to the other conditions set forth in this Offer To Purchase. See Section 13.

      The Offer is being made pursuant to a Tender Offer Agreement, dated as of December 28, 2000 (the "Tender Offer Agreement"), among OrthoStrategies, Inc., OrthoStrategies Acquisition Corp. and Langer. At a meeting held on December 19, 2000, the Board of Directors of Langer unanimously determined that the terms of the offer are fair to, and in the best interests of, the shareholders of Langer, and approved the Tender Offer Agreement and certain other agreements described in this Offer to Purchase. The Board Of Directors of Langer recommends that Langer's shareholders accept the Offer and tender their Shares in the Offer. Shareholders are advised, however, to obtain a current market quote for the Shares. On January 9, 2001, the closing price of the Shares was $1.75 per Share.

                                    IMPORTANT

      Any shareholder desiring to tender all or any portion of such shareholder's Shares should (1) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, including any required signature guarantees, and mail or deliver the Letter of Transmittal or such facsimile with such shareholder's certificate(s) for the tendered Shares and any other required documents to the Depositary named herein, (2) follow the procedure for book-entry transfer of Shares set forth in Section 3 or (3) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares so registered.

      A shareholder of Langer who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedure for Book-Entry Transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

      Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee.

                               SUMMARY TERM SHEET

      This summary highlights important and material information from this Offer to Purchase but does not purport to be complete. To fully understand the offer described in this document and for a more complete description of the terms of the offer described in this document, you should read carefully this entire Offer to Purchase and the Letter of Transmittal (which together, as they may be amended and supplemented, constitute the "Offer"). We have included section references to direct you to a more complete description of the topics contained in this summary.

WHO IS OFFERING TO BUY MY SECURITIES?

      OrthoStrategies, Inc., a New York corporation ("OrthoStrategies"), through its wholly-owned subsidiary, OrthoStrategies Acquisition Corp., a New York corporation ("Purchaser") is offering to buy your Shares as described in this document. See Section 9 of this document for further information about OrthoStrategies. Except where the context requires otherwise, the term "OrthoStrategies" is used in this Offer to Purchase to refer collectively to OrthoStrategies, Inc. and OrthoStrategies Acquisition Corp.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

      OrthoStrategies is offering to buy all Shares validly tendered and not withdrawn in the Offer, up to a maximum of 1,959,886 shares of the common stock, par value $.02 per share, of Langer, which constitutes approximately 75% of the Shares currently outstanding. For information about the conditions to which the Offer is subject, see Section 13.

HOW MUCH IS ORTHOSTRATEGIES OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

      OrthoStrategies is offering to pay $1.525 in cash for each Share that it is offering to purchase. See Section 1 for information about the terms of the Offer.

IS THERE AN AGREEMENT GOVERNING THE OFFER?

      Yes. OrthoStrategies and Langer entered into a Tender Offer Agreement dated December 28, 2000. The Tender Offer Agreement sets forth, among other matters, the terms and conditions of the Offer. See Section 11 -- "The Tender Offer Agreement".

DOES ORTHOSTRATEGIES HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

      Yes. OrthoStrategies has received commitments from certain individuals and entities to advance the funds necessary to purchase the Shares tendered and to pay the fees and expenses related to the Offer. These individuals and entities have sufficient liquid assets to pay for the Shares tendered in accordance with the terms and conditions of the Offer. See Section 12 -- "Source and Amount of Funds".

ARE ORTHOSTRATEGIES' FINANCIAL RESULTS RELEVANT TO MY DECISION AS TO WHETHER TO TENDER IN THE OFFER?

      Since the Offer is for cash and is not subject to any financing condition, OrthoStrategies' financial results should not be relevant to your decision on whether to tender your Shares in the Offer.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES?

      You may tender your Shares into the Offer until 12:00 midnight, New York City time, on Thursday, February 8, 2001, which is the scheduled expiration date of the offering period, unless OrthoStrategies decides to extend the offering period. See Section 3 of this document for information about tendering your Shares.

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

      Yes, OrthoStrategies may extend the Offer, from time to time, to a date no later than March 31, 2001; provided that once the conditions to the Offer have been satisfied, OrthoStrategies cannot extend the Offer for more than five business days without the consent of Langer.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

      OrthoStrategies will announce by press release any extension of the Offer no later than 9:00 a.m., New York City time, on the next day after the previously scheduled expiration date. See Section 1 of this document for more information about extension of the Offer.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

      The Offer is conditioned upon, among other things, at least 1,332,722 Shares, which constitutes approximately 51% of the outstanding Shares, being validly tendered and not withdrawn. For a complete description of all of the conditions to which the Offer is subject, see Section 13.

      HAVE ANY SHAREHOLDERS AGREED TO TENDER THEIR SHARES?

      Yes. All of the Directors of Langer, Langer's President and Chief Executive Officer and a significant shareholder of Langer, and certain entities affiliated with such persons, who own in the aggregate 1,342,273 Shares have agreed to tender their Shares in the Offer.

HOW DO I TENDER MY SHARES?

      If you hold the certificates for your Shares, you should complete the enclosed Letter of Transmittal and enclose all the documents required by it, including your certificates, and send them to Register and Transfer Company (the "Depositary") at the address listed on the back cover of this document. If your broker holds your Shares for you in "street name" you must instruct your broker to tender your Shares on your behalf. In any case, the Depositary must receive all required documents prior to 12:00 midnight, New York City time, on February 8, 2001, which is the expiration date of the Offer, unless OrthoStrategies decides to extend the Offer. If you cannot comply with any of these procedures, you still may be able to tender your Shares by using the guaranteed delivery procedures described in this document. See Section 3 for more information on the procedures for tendering your Shares.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

      The tender of your Shares may be withdrawn at any time prior to the expiration date of the offering period. In addition, if OrthoStrategies has not agreed to accept your Shares for payment by Sunday, March 11, 2001, you can withdraw them at any time after that date until OrthoStrategies accepts Shares for payment. See Section 4 of this document for more information.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

      You (or your broker or bank if your Shares were held in "street name") must notify the Depositary at the address and telephone number listed on the back cover of this document, and your notice must include, among other things, the name of the shareholder that tendered the Shares, the number of Shares to be withdrawn and the name in which the tendered Shares are registered. For complete information about the procedures for withdrawing your previously tendered Shares, see Section 4.

WHAT HAPPENS IF MORE THAN 1,959,886 SHARES ARE TENDERED?

      OrthoStrategies is offering to purchase up to 1,959,886 Shares. If more than 1,959,886 Shares are properly tendered and not withdrawn at the expiration of the Offer, OrthoStrategies will purchase Shares on a pro rata basis. This means that OrthoStrategies will purchase from each tendering shareholder a number of Shares equal to the number of Shares properly tendered and not withdrawn by such shareholder multiplied by a proration factor. The proration factor is equal to the number of Shares OrthoStrategies is offering to purchase divided by the total number of Shares properly tendered and not withdrawn by all shareholders. See Section 2 for more information.

WHEN WILL I KNOW HOW MANY OF MY SHARES WERE ACCEPTED FOR PAYMENT?

      Because of the difficulty of determining the number of Shares properly tendered and not withdrawn, OrthoStrategies does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately four trading days after the end of the offering period. The preliminary results of any proration will be announced by press release as promptly as practicable after the time OrthoStrategies accepts Shares for payment pursuant to the Offer. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers. See Section 2 for more information.

WHAT HAPPENS TO THE SHARES THAT ARE NOT ACCEPTED FOR PURCHASE?

      If any tendered Shares are not accepted for payment for any reason, the certificates for such unpurchased Shares will be returned, without expense, to the tendering shareholder, or such other person as the tendering shareholder specifies in the Letter of Transmittal. This includes any Shares not accepted for payment as a result of proration. See Section 2 for more information.

WHAT DOES MY BOARD OF DIRECTORS THINK OF THE OFFER?

      At a meeting held on December 19, 2000, the board of directors of Langer unanimously determined that the terms of the Offer are fair to, and in the best interests of, the shareholders of Langer, and approved the Tender Offer Agreement and certain other agreements described in this Offer to Purchase. The board of directors of Langer recommends that Langer's shareholders accept the Offer and tender their Shares in the Offer. Shareholders are advised, however, to obtain a current market quote for the Shares. On January 9, 2001, the closing price of the Shares was $1.75 per Share.

WILL LANGER REMAIN A PUBLIC COMPANY AFTER THE OFFER?

      Yes, after the Offer, Langer will remain a public company and will seek to maintain its eligibility to trade on the NASDAQ SmallCap Market. To remain eligible for continued inclusion on the NASDAQ SmallCap Market, Langer must have tangible net assets of $2 million or more, a public float of at least 500,000 Shares, a market value of the public float of at least $1 million, at least 300 shareholders and a bid price of at least $1.00 per Share. On November 25, 2000, Langer had stockholders' equity of approximately $2.4 million and, after the purchase of Shares pursuant to this Offer, even if the maximum number of Shares are purchased, will have a public float in excess of 600,000 shares and approximately 300 shareholders of record, the approximate number of record shareholders it has today. There can be no assurance, however, as to the future bid price of Langer's common stock and, consequently, the market value of the public float, or as to the ability of Langer to otherwise satisfy the requirements for continued inclusion in the NASDAQ SmallCap Market.

WILL Langer's MANAGEMENT PARTICIPATE IN THE OFFER?

      OrthoStrategies has entered into an agreement (the "Shareholders Agreement") with certain shareholders of Langer (including all of the Directors of Langer, Langer's President and CEO, and a significant shareholder of Langer, and certain entities affiliated with such persons), which in the aggregate own 1,342,273 Shares, in which these persons and their affiliated entities have agreed to tender their Shares in the Offer. These persons and entities further agreed to sell their Shares to OrthoStrategies for $1.525 per share if the Offer is not completed or is terminated, in each case, due to the receipt by Langer or its shareholders of an acquisition proposal at a price higher than $1.525 per Share.

      OrthoStrategies and Langer have entered into an agreement with the Directors of Langer in their individual capacities, wherein such individuals have agreed to resign from the board of directors of Langer upon consummation of the Offer and to use reasonably available efforts to elect to Langer's board of directors Andrew H. Meyers and four additional nominees of OrthoStrategies reasonably acceptable to the Board. Such agreement also contains a commitment of Langer and OrthoStrategies to the current directors of Langer to cause Langer to maintain its directors' and officers' liability insurance for at least three years.

      Langer has entered into agreements with certain members of Langer's management (who are not Directors) providing for the payment of specified bonus and severance amounts to these individuals as an incentive for them to remain employed with Langer until the closing of the Offer and during the transition period after the closing of the Offer. See "Certain Agreements with Langer Management" in Section 11 hereof.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

      If fewer than 1,332,722 Shares are validly tendered and not withdrawn in the Offer, then OrthoStrategies is not obligated to purchase Shares pursuant to the Offer and may terminate the Offer. However, the parties to the Shareholders Agreement have agreed to tender an aggregate of 1,342,273 Shares and if such parties comply with the Shareholders Agreement, or at least 1,332,722 Shares are otherwise validly tendered and not withdrawn, and all the other conditions to the Offer are satisfied or waived by OrthoStrategies, OrthoStrategies will be obligated to purchase up to 1,959,886 Shares pursuant to the Offer.

      The purchase of the Shares by OrthoStrategies will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of the Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. In addition, upon completion of the Offer, OrthoStrategies will own a majority of Langer's Shares and will have the right to control Langer. See Section 7 of this document for additional information about the effect of the Offer on your Shares.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

      On December 28, 2000, the last full trading day prior to the public announcement of the Offer, the reported closing price of the Shares was $1.00 per Share. On January 9, 2001, the reported closing price of the Shares was $1.75 per Share. You should obtain a recent market quotation for your Shares in deciding whether to tender them. See Section 6 of this document for recent high and low sales prices for the Shares.

WHO IS RESPONSIBLE FOR THE PAYMENT OF TAXES AND BROKERAGE FEES?

      Shareholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of the Shares pursuant to the Offer. However, any tendering shareholder or other payee who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to backup federal income tax withholding of 31% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer. See Section 3 for more information. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should check with such institution as to whether they charge any service fees.

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

      If you have any questions you can call the Information Agent, Mackenzie Partners, Inc., at (800) 322-2885. See the back cover of this Offer to Purchase.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Summary Term Sheet ........................................................    i
Introduction ..............................................................    1
    Section
       1. Terms of the Offer ..............................................    1
       2. Acceptance for Payment, Proration and Payment
          for the Shares ..................................................    3
       3. Procedure for Tendering Shares ..................................    4
       4. Rights of Withdrawal ............................................    6
       5. Certain Federal Income Tax Consequences of the Offer ............    7
       6. Price Range of the Shares .......................................    7
       7. Effect of the Offer on the Market for the Shares ................    8
       8. Certain Information Concerning Langer ...........................    8
       9. Certain Information Concerning OrthoStrategies ..................   10
      10. Background of the Offer; Contacts with Langer ...................   11
      11. Purpose of the Offer; Plans for Langer; The Tender
          Offer Agreement; The Shareholders
          Agreement and other Agreements ..................................   13
      12. Source and Amount of Funds ......................................   22
      13. Certain Conditions of the Offer .................................   22
      14. Dividends and Distributions .....................................   24
      15. Certain Legal Matters ...........................................   24
      16. Fees and Expenses ...............................................   25
      17. Miscellaneous ...................................................   26

To the Holders of the Shares of
   The Langer Biomechanics Group, Inc.:

                                  INTRODUCTION

      OrthoStrategies Acquisition Corp. a New York corporation ("Purchaser") and wholly-owned subsidiary of OrthoStrategies, Inc., a New York corporation ("OrthoStrategies"), hereby offers to purchase 1,959,886 shares of common stock, par value $.02 per share (the "Shares"), of The Langer Biomechanics Group, Inc., a New York corporation ("Langer"), which constitutes approximately 75% of the Shares currently outstanding, at $1.525 per Share, net to the seller in cash (the "Share Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Except where the context requires otherwise, the term "OrthoStrategies" is used herein to refer collectively to OrthoStrategies Acquisition Corp. and OrthoStrategies, Inc. Tendering shareholders who are record holders of their Shares and tender directly to the Register and Transfer Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of the Shares by OrthoStrategies pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees in connection with the tender of Shares into the Offer on behalf of its clients. OrthoStrategies will pay all charges and expenses of the Depositary and Mackenzie Partners, Inc. (the "Information Agent").

      At a meeting held on December 19, 2000, the board of directors of Langer unanimously determined that the terms of the Offer are fair to, and in the best interests of, the shareholders of Langer, and approved the Tender Offer Agreement, dated December 28, 2000, among OrthoStrategies, Purchaser and Langer (the "Tender Offer Agreement") and certain other agreements described in this Offer to Purchase.

      The board of directors of Langer recommends that Langer's shareholders accept the Offer and tender their Shares in the Offer. Shareholders are advised, however, to obtain a current market quote for the Shares. On January 9, 2001, the closing price of the Shares was $1.75 per Share.

      Cronkite & Kissell, financial advisor to Langer, has delivered to the board of directors of Langer a written opinion, dated December 28, 2000, to the effect that, as of such date and based upon and subject to certain matters described therein, the $1.525 per Share cash consideration to be received in the Offer by holders of Shares was fair, from a financial point of view, to the shareholders of Langer (other than OrthoStrategies and its affiliates). A copy of Cronkite & Kissell's opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as an exhibit to Langer's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), which has been filed by Langer with the Securities and Exchange Commission (the "SEC") in connection with the Offer and which is being mailed to shareholders herewith. Shareholders are urged to, and should, read Cronkite & Kissell's opinion carefully and in its entirety.

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn at least 1,332,722 Shares, which constitutes 51% of the outstanding Shares. The Offer is also subject to the other conditions set forth in this Offer to Purchase. See Section 13.

      According to Langer, as of December 28, 2000 there were 2,613,181 Shares outstanding and there were 301,000 Shares issuable pursuant to options, warrants and other rights outstanding, of which 225,000 options are to be redeemed pursuant to the Shareholders Agreement. See Section 11.

      This Offer To Purchase and the related Letter of Transmittal contain important information and they should be read in their entirety before any decision is made with respect to the Offer.

1. Terms of the Offer

      Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 13 (the "Offer Conditions") and, if the Offer is extended or amended, the terms and conditions of such extension or amendment), OrthoStrategies will accept for payment, and pay for, 1,959,886 Shares validly tendered and not withdrawn as permitted by
Section 4, on or prior to the Expiration Date (as defined herein). The price will be $1.525 per Share, net to the seller in cash. If more than 1,959,886
Shares are validly tendered and not withdrawn at the Expiration Date of the Offer, OrthoStrategies will purchase Shares on a pro rata basis from all tendering shareholders as explained herein. The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday February 8, 2001, unless and until OrthoStrategies extends the period for which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended by OrthoStrategies, expires. The period from the date hereof until 12:00 midnight, New York City time, on February 8, 2001, as such period may be extended, is referred to as the "Offering Period." The condition that there be validly tendered and not withdrawn at least 1,332,722 Shares is referred to as the "Tender Offer Condition."

      For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

      Subject to the applicable regulations of the SEC, OrthoStrategies expressly reserves the right, in its sole discretion, to waive, set forth or change any term and condition of the Offer; provided, that, unless previously approved by Langer in writing, no provision may be set forth or changed which decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer or imposes conditions to the Offer in addition to those set forth in the Tender Offer Agreement that are materially adverse to the holders of the Shares. Without the prior written consent of Langer, OrthoStrategies cannot extend the expiration date of the Offer beyond March 31, 2001; further, once the conditions to the Offer have been satisfied, OrthoStrategies cannot extend the Offer for more than five business days without the consent of Langer. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. See Section 4.

      Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which require that any material change in the information published, sent or given to shareholders in connection with the Offer be promptly disseminated to shareholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which OrthoStrategies may choose to make any public announcement, OrthoStrategies will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other public announcement.

      OrthoStrategies will not provide a subsequent offering period, as provided for in Rule 14d-11 under the Exchange Act. OrthoStrategies confirms that if it makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, OrthoStrategies will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act.

      If, during the Offering Period, OrthoStrategies decreases the number of Shares sought pursuant to the Offer or the Share Price (which may be done only if previously approved by Langer in writing), such decrease will be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any decrease is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended until the expiration of such ten-business day period.

      Consummation of the Offer is also conditioned upon the conditions set forth in Section 13. OrthoStrategies reserves the right but is not obligated, in accordance with applicable rules and regulations of the SEC, to waive any or all of those conditions. If, by the Expiration Date, any or all of those conditions have not been satisfied, OrthoStrategies may, prior to the Expiration Date, in its sole discretion, elect to: (i) extend the Offer from time to time subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the SEC, accept for payment up to a maximum of 1,959,886 Shares so tendered, subject to the pro rata provisions; or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. In the event that OrthoStrategies waives any condition set forth in Section 13, the SEC may, if the waiver is deemed to constitute a material change to the information previously provided to the shareholders, require that the Offer remain open for an additional period of time and/or that OrthoStrategies disseminate information concerning such waiver.

      Langer has provided OrthoStrategies with Langer's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by OrthoStrategies to record holders of the Shares and will be furnished by OrthoStrategies to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of the Shares.

2. Acceptance for Payment, Proration and Payment for the Shares

      Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), OrthoStrategies will accept for payment, and will pay for, all Shares validly tendered and not withdrawn, up to a maximum of 1,959,886 Shares. The price will be $1.525 per Share, net to the seller in cash. If more than 1,959,886 Shares are validly tendered and not withdrawn, OrthoStrategies will accept for purchase an amount of the tendered Shares equal to 1,959,886 Shares, on a pro rata basis from each shareholder who has validly tendered Shares pursuant to the Offer, promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, OrthoStrategies expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law.

      In the event that proration of tendered Shares is required, OrthoStrategies will determine the appropriate proration factor as soon as practicable following the Expiration Date. Proration for each shareholder tendering Shares will be based on the ratio of the number of Shares OrthoStrategies is offering to purchase to the total number of Shares properly tendered and not withdrawn by all shareholders (with adjustments to avoid purchases of fractional shares). Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures described in Section 3 below) and not withdrawn,
OrthoStrategies does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately four trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and from their brokers. In the event of any proration, the Depositary will select certain identifiable Shares for payment from the total Shares properly tendered and not withdrawn by a shareholder in accordance with such shareholder's directions, if any, as set forth in such shareholder's Letter of Transmittal.

      For purposes of the Offer, OrthoStrategies will be deemed to have accepted for payment the Shares validly tendered and not withdrawn, if and when OrthoStrategies gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. As noted, if more than 1,959,886 Shares are validly tendered and not withdrawn at the Expiration Date of the Offer, OrthoStrategies will accept for purchase Shares on a pro rata basis. Payment for any Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from OrthoStrategies and transmitting such payments to the tendering shareholders. In all cases, payment for any Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined below) with respect thereto), (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a Book-Entry Transfer, an Agent's Message (as defined below) in lieu of a Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if delivery of the certificates and other required documents occur at different times. The price paid to any holder of the Shares pursuant to the Offer will be the highest price per Share paid to any other holder of such Shares pursuant to the Offer.

      Under no circumstances will interest on the consideration to be paid for the Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

      If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, including as a result of proration, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense, to the tendering shareholder, or such other person as the tendering shareholder specifies in the Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. In the case of any Shares delivered by Book-Entry Transfer into the Depositary's account at the Book-Entry Transfer Facility (as defined below) pursuant to the procedures set forth in Section 3, such Shares will be credited to such account maintained at the Book-Entry Transfer Facility as the tendering shareholder specifies in the Letter of Transmittal, as promptly as practicable following the expiration or termination of the Offer. If no such instructions are given with respect to any Shares delivered by Book-Entry Transfer, any such Shares not tendered or not purchased will be returned by crediting the account at the Book-Entry Transfer Facility designated in the Letter of Transmittal as the account from which such Shares were delivered.

      OrthoStrategies reserves the right to transfer or assign in whole or in part from time to time to one or more of its direct or indirect subsidiaries or to the individuals and entities named in Section 12, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve OrthoStrategies of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for any Shares validly tendered and accepted for payment pursuant to the Offer.

3. Procedure for Tendering Shares

      Valid Tender. To tender Shares pursuant to the Offer, either (i) a Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed in accordance with the instructions of the Letter of Transmittal, together with any required signature guarantees and certificates for the Shares to be tendered, or, in the case of a Book-Entry Transfer, an Agent's Message (in lieu of a Letter of Transmittal), and any other required documents must be received by the Depositary prior to the Expiration Date, at its address set forth on the back cover of this Offer to Purchase or (ii) the tendering shareholder must comply with the guaranteed delivery procedures set forth below.

      Book-Entry Delivery. The Depositary will establish accounts with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make Book-Entry Transfer of the Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of the Shares may be effected through Book-Entry Transfer, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a Book-Entry Transfer of the Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that OrthoStrategies may enforce such agreement against the participant. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the Depositary.

      The method of delivery of any Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering shareholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, it is recommended that the shareholder use properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

      Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for any Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for any Shares not tendered or not accepted for payment, including as a result of proration, are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

      Guaranteed Delivery. A shareholder who desires to tender Shares pursuant to the Offer and whose certificates for any Shares are not immediately available or who cannot comply with the procedure for Book-Entry Transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

            (i) such tender is made by or through an Eligible Institution;

            (ii) a properly  completed  and duly  executed  Notice of Guaranteed
      Delivery, substantially in the form provided by OrthoStrategies, is received by the Depositary, as provided below, prior to the Expiration Date; and

            (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or, in the case of a Book-Entry Transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three business days after the date of execution of such Notice of Guaranteed Delivery.

      The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

      Other Requirements. Notwithstanding any provision of this document, payment for the Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of the instruments and documents referred to in Section 2.

      Tender Constitutes an Agreement. The valid tender of any Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering shareholder and OrthoStrategies upon the terms and subject to the conditions of the Offer, including the right to withdraw such Shares as described in Section 4.

      Appointment. By executing a Letter of Transmittal as set forth above, the tendering shareholder will irrevocably appoint designees of OrthoStrategies as such shareholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and accepted for payment by OrthoStrategies and with respect to any and all non-cash dividends, distributions, rights, and other shares of common stock or other securities issued or issuable in respect of such Shares on or after December 28, 2000 (collectively, "Distributions"). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, OrthoStrategies deposits the payment for such Shares with the Depositary. All such powers of attorney and proxies will be irrevocable and will be deemed granted in consideration of the acceptance for payment by OrthoStrategies of the Shares tendered in accordance with the terms of the Offer. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such shareholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective unless consented to by OrthoStrategies). OrthoStrategies' designees will be empowered to exercise all voting and other rights of such shareholder with respect to such Shares

(and any and all Distributions) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the shareholders of Langer, actions by written consent in lieu of any such meeting or otherwise. OrthoStrategies reserves the right to require that, in order for any Shares to be deemed validly tendered, immediately upon OrthoStrategies depositing the payment for such Shares with the Depositary, OrthoStrategies must be able to exercise full voting, consent and other rights with respect to such Shares (and any and all Distributions).

      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of the Shares will be determined by OrthoStrategies in its sole discretion, which determination will be final and binding. OrthoStrategies reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of OrthoStrategies' counsel, be unlawful. OrthoStrategies also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of any Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of OrthoStrategies, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. OrthoStrategies interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions thereto) will be final and binding.

      Backup Withholding. In order to avoid "backup withholding" of federal income tax on payments of cash pursuant to the Offer, a shareholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such shareholder's correct taxpayer identification number ("TIN") on a
Substitute Form W-9 and certify under penalty of perjury that such TIN is correct and that such shareholder is not subject to backup withholding. If a shareholder does not provide such shareholder's correct TIN or fails to provide the certifications described above, the Internal Revenue Service (the "IRS") may impose a penalty on such shareholder and payment of cash to such shareholder pursuant to the Offer may be subject to backup withholding of 31%. All shareholders surrendering Shares pursuant to the Offer should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to OrthoStrategies and the Depositary). Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Non-corporate foreign shareholders should complete and sign the main signature form and a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. See "Important Tax Information" in the Letter of Transmittal.

4. Rights of Withdrawal

      Tenders of the Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offering Period and, unless theretofore accepted for payment by OrthoStrategies pursuant to the Offer, may also be withdrawn at any time after Sunday, March 11, 2001.

      For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for Book-Entry Transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by OrthoStrategies, in its sole discretion, which determination will be final and binding. None of OrthoStrategies, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following any one of the procedures described in Section 3 at any time prior to the Expiration Date.

      If OrthoStrategies extends the Offer, is delayed in its acceptance for payment of any Shares, or is unable to accept for payment any Shares pursuant to the Offer for any reason, then, without prejudice to OrthoStrategies rights under this Offer, the Depositary may, nevertheless, on behalf of OrthoStrategies, retain tendered Shares, but such Shares may be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4.

5. Certain Federal Income Tax Consequences of the Offer

      Sales of the Shares pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. The consequences of the receipt of cash in exchange for Shares pursuant to the Offer may vary depending on the particular circumstances of a shareholder. For federal income tax purposes, a shareholder whose Shares are purchased pursuant to the Offer will realize gain or loss equal to the difference between the adjusted basis of the Shares sold and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the shareholder and will be long-term capital gain or loss if the shareholder's holding period in the Shares for federal income tax purposes is more than one year at the time the Shares are accepted for payment. Long-term capital gain of a non-corporate shareholder is generally subject to a maximum tax rate of 20%. A shareholder's ability to use capital losses to offset ordinary income is limited.

      The income tax discussion set forth above is included for general information only and may not be applicable to shareholders in special situations such as shareholders who received their Shares upon the exercise of stock options or otherwise as compensation and shareholders who are not United States persons. Shareholders should consult their own tax advisors with respect to the specific tax consequences to them, in their particular circumstances, of the Offer, including the application and effect of federal, state, local, foreign or other tax laws.

6. Price Range of the Shares

      The Shares are traded on the NASDAQ SmallCap Market under the symbol GAIT with quotations reported in the NASDAQ automated quotation system. The following table sets forth, for the periods indicated, the high and low reported closing bid prices for the Shares. The NASDAQ quotations are between dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions.

                                                            Closing Bid Price
                                                           -------------------
                                                           High            Low
                                                           ----            ---
Twelve Months Ended
February 28, 1999:
      First Quarter ................................       1 9/16        1 5/16
      Second Quarter ...............................       1 7/16        1 5/16
      Third Quarter ................................       1 3/8         1 1/16
      Fourth Quarter ...............................       1 7/8         1 1/4

Twelve Months Ended
February 29, 2000:
      First Quarter ................................       2             1 1/4
      Second Quarter ...............................       1 13/16       1 5/8
      Third Quarter ................................       2             1 5/16
      Fourth Quarter ...............................       1 15/16       1 11/16

                                                            Closing Bid Price
                                                           -------------------
                                                           High            Low
                                                           ----            ---
Twelve Months Ended
February 28, 2001:
      First Quarter ................................       1 3/4         1 5/8
      Second Quarter ...............................       1 5/8         1 1/2
      Third Quarter ................................       1 5/8         1 3/8

Fourth Quarter (through December 31, 2000) .........       1 1/2         1

      On December 28, 2000, the last full trading day prior to the public announcement of the terms of the Offer, the reported closing bid price was $1.00 per Share. On January 9, 2001, the reported closing price of the Shares on the NASDAQ SmallCap Market was $1.75 per Share. Langer has never paid any cash dividends. Shareholders are urged to obtain a current market quotation for the Shares.

7. Effect of the Offer on the Market for the Shares

      The purchase of any Shares by OrthoStrategies pursuant to the Offer will reduce the number of the Shares that might otherwise trade publicly and may reduce the number of holders of the Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public.

8. Certain Information Concerning Langer

      Langer has its principal executive offices at 450 Commack Road, Deer Park New York 11729. The telephone number of Langer at such location is (631) 667-1200. Langer, which was incorporated in 1971, is engaged in the design, manufacture and marketing of foot and gait-related biomechanical products. Langer's largest product line, custom-made, prescription orthotic devices, accounted for approximately 84% of revenues for the fiscal year ended February 29, 2000. Foot orthoses are contoured molds made from plastic, graphite, leather or composite materials, which are placed in patients' shoes to (i) correct or mitigate abnormalities in their gait and (ii) relieve symptoms associated with foot or postural malalignment. These devices function by maintaining the proper relationships between a patient's forefoot, rearfoot, leg and the horizontal walking surface. To Langer's knowledge, it has the greatest overall unit volume and revenue in the custom foot orthoses industry. Langer's customers are primarily podiatrists, and also include orthopedists, physical therapists and Orthotic & Prosthetic ("O&P") centers. Langer also makes ankle foot orthoses, boot-like devices which assist individuals afflicted with neurological impairments, foot deformities and injuries to achieve a more natural gait.

      In addition to its line of orthotic products, Langer has developed and markets a number of other products that help treat biomechanical medical problems related to feet and gait, including:

      o A proprietary medical grade soft tissue cushioning material named PPT(R), which the Company believes provides superior protection against forces of pressure, shock and shear. PPT conforms and bonds to a broad array of orthotic and prosthetic devices, braces and assemblies; and

      o     The Pediatric  Counter  Rotation System  ("CRS"(R)),  a device which
            corrects   in-toe/out-toe   disorders  of  infancy,  while  allowing
            unrestricted movement of the feet and legs.

      Set forth below is certain summary consolidated financial information for each of Langer's three fiscal years in the period ended February 29, 2000 as contained in Langer's Annual Report on Form 10-K, as well as unaudited financial information for the period ended November 25, 2000 as contained in Langer's Quarterly Report on Form 10-Q. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by Langer with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth below.

                   Selected Consolidated Financial Information
                      (In thousands, except per share data)

                                                Nine months
                                                   ended               Year Ended
                                                ----------   ------------------------------
                                                 Nov. 25,    Feb. 29,     Feb 28,    Feb 28,
                                                   2000        2000        1999       1998
                                                   -----     -------      ------     ------
Consolidated Statement of Operations:
     Net Sales ...............................   $  8,691    $ 11,145    $ 10,307   $ 10,156
     Income (loss) before income taxes .......       (224)       (337)        329        370
     Provision for (benefit from) income taxes          3          (2)         25          5
     Net Income (loss) .......................       (227)       (335)        304        365
     Earnings per share:
     Net income (loss) per common Share:
     Basic ...................................      (0.09)      (0.13)       0.12       0.14
     Diluted .................................      (0.09)      (0.13)       0.12       0.14

Weighted average number of common shares:
     Basic ...................................      2,578       2,571       2,854      2,585
     Diluted .................................      2,578       2,571       2,607      2,658
     Cash dividends per share ................         --          --          --         --

Consolidated Balance Sheets:
     Working Capital .........................      1,536       1,715       2,423      2,090
     Total Assets ............................      4,507       4,738       5,125      4,848
     Long-term Liabilities (excluding
       current maturities) ...................        245         277         305        375
     Stockholders' Equity ....................      2,436       2,536       2,934      2,663

      Except as otherwise set forth herein, the information concerning Langer contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. Although OrthoStrategies has no knowledge that would indicate that any statements contained herein based on such documents and records are untrue, OrthoStrategies cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by Langer to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to OrthoStrategies.

      Available Information. Langer is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Information, as of particular dates, concerning Langer's directors and officers, their remuneration, stock options granted to them, the principal holders of Langer's securities, any material interests of such persons in transactions with Langer and other matters is required to be disclosed in proxy statements distributed to Langer's shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC's offices at 450 Fifth Street, N.W., Washington, D.C. 20549 and also should be available for inspection and copying at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois
60611. Copies may be obtained by mail, upon payment of the SEC's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and can be obtained electronically on the SEC's Website at http://www.sec.gov.

9. Certain Information Concerning OrthoStrategies

      OrthoStrategies, Inc. and OrthoStrategies Acquisition Corp. were recently organized under the laws of the State of New York. Purchaser is a wholly-owned subsidiary of OrthoStrategies. The mailing address of Purchaser and OrthoStrategies is 31 The Birches, Roslyn Estates, New York 11576. The business telephone number of Purchaser and OrthoStrategies is 516-481-9178.

      OrthoStrategies was founded by Andrew H. Meyers, to pursue an acquisition of one or more companies engaged in the manufacture of orthotic and prosthetic devices for persons afflicted with musculoskeletal disorders or injuries. The only shareholder, director and officer of OrthoStrategies is Andrew H. Meyers. OrthoStrategies has not engaged in any substantive business activities other than activities related to the negotiation, execution and delivery of the Tender Offer Agreement with Langer, and the agreements contemplated thereby, and activities related to the commencement of the Offer.

      Purchaser was founded to effect the acquisition of Langer. Andrew H. Meyers is the sole director and officer of Purchaser. Purchaser has not engaged in any substantive business activities other than activities related to the negotiation, execution and delivery of the Tender Offer Agreement with Langer, and the agreements contemplated thereby, and activities related to the commencement of the Offer.

      Andrew H. Meyers, 44, has been an executive in the orthotics industry since 1979. From March, 1992 to December, 1996, Mr. Meyers was the President and Chief Executive Officer of Advanced Orthopedic Technologies, Inc. ("AOTI"), a publicly held company which, during such period, grew from annual revenues of approximately $5 million in 1992 to approximately $18 million in 1996. In December, 1996, AOTI was acquired by NovaCare Orthotics and Prosthetics, Inc.; Mr. Meyers supervised its integration into NovaCare, and from December, 1996 until July, 1999, Mr. Meyers served NovaCare in various executive positions, most recently being Executive Vice President of Sales and Marketing. When NovaCare sold its orthotics and prosthetics business to Hanger Orthopedic Group in July, 1999, Mr. Meyers became Hanger's Executive Vice President of Marketing, Public Relations and Strategic Planning. In September, 2000, Mr. Meyers resigned from Hanger to pursue his strategy of acquiring a company in the musculoskeletal industry.

      Mr. Meyers is a Certified Prosthetist Orthotist and was one of the founders and principals of the predecessor company of AOTI established in 1982. Mr. Meyers has a significant professional presence in the musculoskeletal industry, has lectured widely and has held numerous professional and teaching appointments at hospitals and educational institutions.

      Mr. Meyers invited Greg Nelson and Kanders & Company, Inc., to participate with him in OrthoStrategies' acquisition of control of Langer.

      Warren B. Kanders, 43, is the sole shareholder, director and officer of Kanders & Company, Inc., a consulting and investment firm. Mr. Kanders has served as Chairman of the Board of Directors of Armor Holdings, Inc., a company listed on the New York Stock Exchange, since January 1996. From October 1992 to May 1996, Mr. Kanders served as Vice-Chairman of the Board of Benson Eyecare Corporation. From June 1992 to March 1993, Mr. Kanders was the President and a director of Pembridge Holdings.

      Greg Nelson, 51, was a co-founder of DonJoy Orthopedics, a sports medicine, knee brace company, which today is called dj Orthopedics. As President, he helped grow the company from a start-up operation to annual sales over $70 million. DonJoy was sold to Smith+Nephew, a British-based healthcare company in 1987. Mr. Nelson is currently Chairman of BREG, Inc., which he helped co-found in 1990. BREG is a diverse orthopedic company with product lines including cold therapy, pain care products, knee bracing, and soft goods.

      OrthoStrategies has no material assets. However, Mr. Meyers, Mr. Greg Nelson and Kanders & Company, Inc. have agreed in a funding commitment letter ("Commitment Letter") to provide OrthoStrategies with the funds necessary to acquire the Shares tendered in the Offer and to pay related fees and expenses or to directly fund and acquire the shares which OrthoStrategies has the right to purchase in the Offer.

      Kanders & Company, Inc. has the right to assign a portion of the Shares allocated for acquisition by it; provided that no such assignment shall relieve it of the obligation to fund the entire purchase price of the Shares allocated for purchase by Kanders & Company, Inc. Andrew H. Meyers, Greg Nelson and Kanders & Company, Inc., may hold their shares in corporations, limited liability companies, partnerships, or trusts owned and controlled by them.

      OrthoStrategies believes that financial information relating to OrthoStrategies, Andrew H. Meyers, Greg Nelson and Kanders & Company, Inc is not material to a decision to sell or tender Shares in the Offer or to hold and retain Shares. OrthoStrategies bases such belief on the fact that the Offer is for cash, there is no financing condition to the Offer, none of Andrew H. Meyers, Greg Nelson and Kanders & Company, Inc will incur any indebtedness in connection with the funding of the purchase of Shares, and none of such parties or their affiliates or assignees have continuing commitments to Langer to provide any financial support to Langer. Andrew H. Meyers has personally committed to Kanders & Company, Inc. that Mr. Meyers would provide $500,000 of collateral to support a $1,000,000 line of credit to Langer by State Bank of Long Island, effective on the closing of the Offer; that if State Bank of Long Island does not implement such line of credit to Langer on the Closing of the Offer, Mr. Meyers will provide $500,000 to Langer either as a loan, by exercise of OS Options having an aggregate exercise price of $500,000, or by providing $500,000 in collateral to induce another bank to provide an equivalent line of credit ("Credit Obligation"). Mr. Meyer's net worth is in excess of $2 million, which is in excess of his funding commitments to OrthoStrategies to provide the purchase price for the Shares in the Offer and pay for his share of related fees and expenses of OrthoStrategies and his undertaking to Kanders & Company, Inc. to satisfy such Credit Obligation. In addition, the net worth of Greg Nelson and Kanders & Company, Inc. exceeds $1 million and $2 million, respectively, which is in excess of their respective funding commitments to OrthoStrategies to provide the purchase price for the Shares in the Offer and pay for their respective shares of any related fees and expenses of OrthoStrategies. Each of Mr. Meyers, Mr. Nelson and Kanders & Company, Inc. has sufficient liquidity to satisfy such funding commitments to OrthoStrategies, and in the case of Mr. Meyers, the Credit Obligation to Kanders & Company, Inc.

      None of OrthoStrategies, nor, to the best of its knowledge, Andrew H. Meyers, Warren B. Kanders, Kanders & Company, Inc. or Greg Nelson, nor any associate or majority-owned subsidiary of OrthoStrategies, beneficially owns or has a right to acquire any Shares or has engaged in any transactions in the Shares in the past 60 days except pursuant to the Tender Offer Agreement and Shareholders Agreement as set forth in Sections 10 and 11. Neither OrthoStrategies nor Mr. Meyers, Mr. Kanders, Kanders & Company, Inc., or Mr. Nelson has purchased any Shares during the past two years.

      Except as set forth in Section 10 and Section 11, there have been no negotiations, transactions or material contacts between OrthoStrategies, or, to the best knowledge of OrthoStrategies, any of Andrew H. Meyers, Warren B. Kanders, Kanders & Company, Inc. or Greg Nelson, on the one hand, and Langer or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Except as described in Section 10, neither OrthoStrategies, nor, to the best of its knowledge, any of Andrew H. Meyers, Warren B. Kanders, Kanders & Company, Inc., or Greg Nelson, has had any transaction with Langer or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer. To the best knowledge of OrthoStrategies, none of the foregoing entities or individuals has, within the last five years, been convicted in a criminal proceeding, or has been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations or prohibiting activities subject to federal or state securities laws or a finding of any violations of federal or state securities laws.

10. Background of the Offer; Contacts with Langer

      On June 8, 1998, Mr. Meyers contacted Kenneth Granat, a director and significant shareholder of Langer, to ascertain whether Langer was interested in being acquired. On June 17, 1998, Mr. Meyers and Warren B. Kanders met with Mr. Granat. Another meeting was held on September 18, 1998, among Mr. Meyers, Mr. Granat and Thomas I. Altholz, another director of Langer. Although there were preliminary discussions regarding the possibility of Langer being acquired or Mr. Meyers becoming involved in the management of Langer, no agreement was reached at this time and Mr. Meyers determined to suspend his efforts.

      In January 2000 Mr. Meyers again contacted Mr. Granat to determine whether there was any interest in selling his shareholdings in Langer. Mr. Granat referred Mr. Meyers to Stephen V. Ardia, Chairman of Langer. On January 6, 2000, Mr. Ardia explained to Mr. Meyers that Langer was then in the midst of various initiatives and was not interested in commencing discussions regarding any major transactions until these initiatives had been completed.

      On July 26, 2000, Mr. Meyers spoke with Mr. Ardia to ascertain whether Langer was then interested in being acquired. Thereafter, a Confidentiality Agreement was entered into between Langer and OrthoStrategies dated July 26, 2000. Mr. Meyers and Mr. Ardia then began a series of discussions which continued for several weeks during which they considered various possible structures for a transaction, including the purchase of the assets of Langer, a merger of the companies or a purchase of the shares of principal shareholders of Langer. The Langer board of directors first considered the acquisition proposal from OrthoStrategies at a meeting on August 2, 2000.

      On August 10, 2000, attorneys from Herrick, Feinstein LLP, counsel to Mr. Meyers and OrthoStrategies, contacted Kaufman & Moomjian, LLC, counsel to Langer, to discuss the due diligence materials that would need to be reviewed and the general terms of an acquisition transaction with a view to entering into a letter of intent. From August 10, 2000, through September 14, 2000, representatives of Langer, including its legal counsel, had various discussions with representatives of OrthoStrategies and participated in various conference calls during which they considered alternative structures. After these negotiations, the board of directors of Langer met on September 16, 2000 and ratified the execution of a Letter of Intent, dated September 14, 2000, wherein OrthoStrategies confirmed its interest, subject to the completion of its due diligence, to acquire Langer by means of a merger whereby Langer would become a wholly-owned subsidiary of OrthoStrategies. The Letter of Intent contemplated that OrthoStrategies would pay the shareholders of Langer $1.75 per Share, subject to adjustment based on Langer's net worth and net working capital as of the closing date of the merger.

      Subsequent to the execution of the Letter of Intent, Herrick, Feinstein LLP, on behalf of OrthoStrategies, delivered a letter to Langer, dated September 19, 2000, specifying various documents and financial and other materials required by OrthoStrategies in connection with its review of the business and affairs of Langer.

      During the course of its due diligence review, in light of Langer's inability to meet forecasted results of operations, OrthoStrategies determined that it was not willing to acquire all of the outstanding Shares of Langer on the terms set forth in the Letter of Intent. In October 2000, OrthoStrategies advised Langer that it was no longer interested in consummating the transaction contemplated by the Letter of Intent, but that nevertheless, it was interested in acquiring a controlling interest in Langer at a lower price. Representatives of OrthoStrategies and Langer continued to negotiate modifications to the proposed transaction. The Langer board of directors met October 19, 2000, October 25, 2000, October 31, 2000, and November 8, 2000 to review the status of negotiations with OrthoStrategies.

      These discussions resulted in the execution and delivery by OrthoStrategies and Langer of a document captioned "Term Sheet for Revised Transaction" dated November 10, 2000 ("Term Sheet"). In the Term Sheet OrthoStrategies confirmed its intent, subject to its continued due diligence and the financial results of Langer, to conduct a tender offer for up to 75% of the outstanding Shares of Langer at a price of $1.525 per share, with a minimum required tender of 51% of the outstanding Shares. The Term Sheet further provided that certain shareholders of Langer, holding in the aggregate, approximately 51.4% of the outstanding Shares would, at the time OrthoStrategies and Langer entered into the Tender Offer Agreement, enter into an agreement wherein they would agree to tender their shares in the Offer and, in certain events, to sell their Shares directly to OrthoStrategies. The Term Sheet also provided that Langer would grant OrthoStrategies options to purchase 1,400,000 Shares exercisable for 180 days after closing of the tender offer, at an initial exercise price of $1.525 per share, increasing to $1.550 per share 91 days after Closing; $1.575 per share 121 days after Closing; and $1.60 per share 151 days after Closing.

      The Langer board of directors met on November 11, 2000 to review and discuss the final form of the Term Sheet, which had been circulated to the Directors prior to the meeting; the Board approved the Term Sheet and authorized Steven V. Ardia, Chairman, to execute and deliver the Term Sheet.

      Subsequent to the execution of the Term Sheet, OrthoStrategies continued its review of the business and affairs of Langer, and counsel to OrthoStrategies, counsel to Langer and counsel to the parties to the Shareholders Agreement, negotiated and exchanged several drafts of the Tender Offer Agreement, Shareholders Agreement and other agreements described herein.

      On November 29, 2000, the Langer Board of Directors met and reviewed the negotiations of the definitive agreements with OrthoStrategies and the open issues and authorized Steven V. Ardia, Chairman of Langer, to continue negotiations with OrthoStrategies.

      The Board of Directors of Langer held a meeting on December 10, 2000 to consider in general the progress of negotiations with OrthoStrategies, and on December 11, 2000, the board of directors of Langer held a meeting to consider the drafts which had been proposed of the Tender Offer Agreement and related documents. At the December 11, 2000, meeting, representatives of OrthoStrategies made a presentation regarding its proposal.

      The Board of Directors of Langer met on December 19, 2000 to review the substantially final definitive Tender Offer Agreement, Shareholders Agreement and related agreements; determined that it was in the best interests of Langer to proceed with the proposed transaction with OrthoStrategies; and authorized the execution of such agreements by Steven V. Ardia, Chairman, subject to changes approved by him.

11. Purpose of the Offer; Plans for Langer; The Tender Offer Agreement; The Shareholders Agreement and other Agreements

      Purpose. The purpose of the Offer is to acquire for cash up to a maximum of 1,959,886 Shares, which constitutes approximately 75% of the Shares of Langer currently outstanding. After completion of the purchase of Shares pursuant to the Offer, OrthoStrategies and/or its assignees will collectively own all of the Shares acquired in the Offer.

      Plans for Langer. As of the date of this Offer to Purchase, and except as otherwise described in this Section 11, OrthoStrategies does not have any current plans or proposals with respect to Langer that relate to or would result in:

            a. Any extraordinary transaction, such as a merger, reorganization or liquidation, involving Langer or any of its subsidiaries;

            b. Any purchase, sale or transfer of a material amount of assets of Langer or any of its subsidiaries;

            c. Any material change in the present dividend policy, indebtedness or capitalization of Langer;

            d. Any other material change in Langer's corporate structure or business;

            e. The Shares of Langer ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association; or

            f. Any class of equity securities of Langer becoming eligible for termination of registration under Section 12(g) (4) of the Exchange Act.

      Andrew H. Meyers expects to evaluate and review Langer and its business, assets, corporate structure, capitalization, operations, properties, policies, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the operations of Langer. Accordingly, OrthoStrategies reserves the right to change Langer's business by reorganizing its operations, structure and personnel. OrthoStrategies intends to seek to expand Langer's business through internal growth and through acquisitions or by establishing relationships with other companies whose operations relate to the manufacture or distribution of orthotic and prosthetic devices. Andrew H. Meyers has reviewed the operations of various participants in the musculoskeletal prosthetic and orthotic industry and engaged in preliminary background conversations with certain members of the industry. At this time, however, OrthoStrategies does not have an established timetable, has not made any acquisition proposal to any entity other than Langer, and is not a party to any acquisition, merger or similar agreement, other than the Tender Offer Agreement, nor is it involved in negotiations in respect of any such agreements.

      Depending upon the opportunities available, OrthoStrategies may cause Langer to seek additional debt or equity financing, including the financing which would be provided by the exercise of the OS Options (as defined below in this Section 11) to be issued by Langer to OrthoStrategies. There can be no assurance, however, that any such financing will be available to Langer, and none of OrthoStrategies, Andrew Meyers, Greg Nelson or Kanders & Company, Inc. or their assignees, if any, will be required to exercise any of the OS Options. If Langer finances its activities through the issuance of equity securities, such issuance will result in dilution to the interests of Langer's shareholders. To the extent Langer incurs debt or issues debt securities in connection with its expansion activities, Langer will be subject to the obligations associated with such indebtedness and there can be no assurance that Langer's cash flow will be sufficient to repay such indebtedness.

      Langer's present working capital line with American National Bank, under which Langer has borrowed approximately $90,000, will expire on the earlier to occur of the closing of the Offer or February 28, 2001. While OrthoStrategies has obtained a written indication of interest from another bank to provide a replacement facility to Langer upon closing of the Offer, there is no assurance that any such facility will be obtained by Langer.

      Although none of OrthoStrategies, Kanders & Company, Inc., Andrew H. Meyers and Greg Meyers has any present intention to acquire any Shares in the open market, other than the Shares to be acquired pursuant to the Offer, and none of such individuals or entity has any present intention to dispose of any Shares so acquired (other than as discussed in Section 12), OrthoStrategies, Kanders & Company, Inc., Andrew H. Meyers and Greg Meyers may acquire additional Shares following the consummation of the Offer (including those issuable pursuant to the OS Options), or dispose of Shares on the over-the-counter market, in privately negotiated transactions or otherwise. Any such transactions may be effected at any time and from time to time, and may be made upon such terms and at such prices as OrthoStrategies shall determine, which may be more or less than the price paid in the Offer.

      General Information about the Agreements. The following is a summary of certain provisions of the Tender Offer Agreement, the Shareholders Agreement (as defined below) and certain other agreements which were executed and delivered concurrently with the Tender Offer Agreement or which OrthoStrategies anticipates will be executed and delivered by Langer immediately prior to or concurrently with the consummation of the Offer (collectively, the "Agreements"). This summary of such Agreements is not a complete description of the terms and conditions of any of such Agreements and is qualified in its entirety by reference to the full text of such Agreements which are filed with the SEC as exhibits to the Tender Offer Statement on Schedule TO filed by OrthoStrategies (the "Schedule TO") and are hereby incorporated herein by reference. Capitalized terms not otherwise defined below have the respective meanings assigned to them in the particular Agreement indicated below. Each of the Agreements discussed below may be examined, and copies obtained, as set forth in Section 8 of this Offer to Purchase.

The Tender Offer Agreement

      The Offer. The Tender Offer Agreement provides that OrthoStrategies will commence the Offer and that upon the terms and subject to prior satisfaction or waiver (to the extent permitted to be waived) of the conditions of the Offer, promptly after expiration of the Offer, OrthoStrategies will accept for payment, and pay for up to 1,959,886 Shares validly tendered and not withdrawn pursuant to the Offer. The price shall be $1.525 per Share, net cash to the seller. If more than 1,959,886 Shares are validly tendered and not withdrawn, OrthoStrategies will accept for purchase promptly after the Expiration Date an amount of the tendered Shares equal to 1,959,886 Shares, on a pro rata basis from each shareholder who has validly tendered Shares pursuant to the Offer. The Tender Offer Agreement provides that OrthoStrategies has the right, in its sole discretion, to modify and make certain changes to the terms and conditions of the Offer, except that unless previously approved by Langer in writing, no provision may be set forth or changed which: decreases the price per Share payable in the Offer, changes the form of consideration payable in the Offer or imposes conditions to the Offer in addition to those set forth in the Tender Offer Agreement that are materially adverse to the holders of the Shares. Without the prior written consent of Langer, OrthoStrategies cannot extend the expiration date of the Offer beyond March 31, 2001; further, once the conditions to the Offer have been satisfied, OrthoStrategies cannot extend the Offer for more than five business days without the consent of Langer.

      Termination of the Tender Offer Agreement. The Tender Offer Agreement may be terminated at any time before OrthoStrategies has purchased Shares pursuant to the Offer:

      (1) by mutual written consent duly authorized by the boards of directors of OrthoStrategies and Langer;

      (2) by either OrthoStrategies or Langer if there shall be any applicable domestic law, rule or regulation that makes consummation of the Offer illegal or otherwise prohibited or if any judgment, injunction, order or decree of a court of competent jurisdiction shall restrain or prohibit the consummation of the Offer, and such judgment, injunction, order or decree shall become final and nonappealable;

      (3) by action of the board of directors of OrthoStrategies if:

      o Langer has failed to comply in any material respect with any of its covenants or agreements contained in the Tender Offer Agreement, and such failure has not been cured prior to the earlier of:

            o five (5) business days following the giving of written notice to Langer of such failure; or

            o the business day prior to the date on which the Offer is scheduled to expire;

      o the board of directors of Langer amends or modifies in a manner adverse to OrthoStrategies its approval or recommendation of the Offer, withdraws such recommendation or shall have approved or recommended any other Company Acquisition Proposal (as defined in the Tender Offer Agreement which definition is set forth under the heading "Acquisition Proposals" below) or shall have resolved to do any of the foregoing; or

      o the shareholders of Langer shall have tendered fewer than 1,332,722 Shares or the shareholders which are party to the Shareholders Agreement shall have tendered in the aggregate fewer than 1,305,606 of their Shares in accordance with the Shareholders Agreement;

provided, in each case, that the representations and warranties of OrthoStrategies contained in the Tender Offer Agreement are, as of the date of termination by OrthoStrategies, correct in all respects, except for such exceptions which would not have a material adverse effect on OrthoStrategies.

      (4) by action of the board of directors of Langer if:

      o OrthoStrategies fails to comply in any material respect with any of its covenants or agreements contained in the Tender Offer Agreement, and such failure is not cured prior to the earlier of:

            o five (5) business days following the giving of written notice to OrthoStrategies of such failure; or

            o the business day prior to the date on which the Offer is then scheduled to expire; or

      o OrthoStrategies fails to commence the Offer within the time required in the Tender Offer Agreement;

provided, in each case that the representations and warranties of Langer contained in the Tender Offer Agreement are, as of the date of termination, correct in all respects, except for such exceptions which would not have a material adverse effect on Langer.

      (5) By the board of directors of Langer if:

            o the board of directors of Langer receives or there is publicly announced a bona fide written Company Acquisition Proposal (which Company Acquisition Proposal was unsolicited and did not otherwise result from a breach by Langer or certain of its affiliates of the non-solicitation provisions contained in the Tender Offer Agreement) and the board of directors of Langer determines in good faith (i) that such Company Acquisition Proposal is reasonably likely, if consummated, to result in a transaction more favorable to Langer's shareholders from a financial point of view than the transaction contemplated by the Tender Offer Agreement (a "Superior Proposal") and (ii) after consultation with outside counsel, that approval, acceptance or recommendation of such Company Acquisition Proposal or tender or exchange offer is necessary in order for its directors to comply with their respective fiduciary duties, and Langer shall substantially concurrently with such termination enter into a definitive agreement containing the terms of a Superior Proposal; provided, however, that Langer shall not exercise its right to terminate this Agreement until after three (3) days following OrthoStrategies' receipt of written notice advising OrthoStrategies that Langer's board of directors has received a Superior Proposal (or that a tender or exchange offer with respect to the Shares has been commenced) and that Langer's board of directors will, subject to any action taken by OrthoStrategies, cause Langer to accept such Superior Proposal (or recommend such tender or exchange offer);

      (6) by either OrthoStrategies or Langer if the Offer shall not have been consummated by March 31, 2001, other than as a result of the failure of the party seeking termination to comply with its obligations under the Tender Offer Agreement.

      Effect of Termination. If the Tender Offer Agreement is terminated, neither OrthoStrategies nor Langer (nor any of their respective directors or officers) will have any liability or further obligation to the other party, except as specifically provided in the Tender Offer Agreement with respect to the payment of fees and expenses, and except that each will remain liable for any breach of the Tender Offer Agreement.

      Fees and Expenses. Each of Langer and OrthoStrategies will pay its respective expenses in connection with the Tender Offer Agreement, except that:

      (1) If the Tender Offer Agreement is terminated by Langer as a result of the failure of OrthoStrategies to comply in any material respect with its covenants or agreements contained in the Tender Offer Agreement and to timely cure a breach of such covenants or agreements after the notice thereof, or if OrthoStrategies shall terminate the Tender Offer Agreement when it does not have the right to do so, OrthoStrategies shall reimburse Langer for its reasonable out-of-pocket expenses actually incurred in connection with the Offer, up to a maximum of $150,000. Andrew H. Meyers has personally guaranteed the payment by OrthoStrategies of Langer's out-of-pocket expenses, up to a maximum amount of $150,000 ("Meyers Expense Guaranty") if Langer should terminate the Tender Offer Agreement as described in this clause 1.

      (2) If the Tender Offer Agreement is terminated by Langer in order to accept and enter into an agreement relating to a Superior Proposal, or if the Tender Offer Agreement is terminated by OrthoStrategies as a result of an amendment or modification by the board of directors of Langer of its recommendation of the Offer in a manner adverse to OrthoStrategies, withdrawal by the board of directors of Langer of its recommendation or the approval by the board of directors of Langer of another Company Acquisition Proposal, or a determination by the board of directors of Langer to do any of the foregoing, Langer will reimburse OrthoStrategies for its reasonable out-of-pocket costs and expenses incurred in connection with the Tender Offer Agreement and the transactions contemplated thereby.

      (3) If the Tender Offer Agreement is terminated by OrthoStrategies (i) as a result of the failure of Langer to comply in any material respect with its covenants or agreements contained in the Tender Offer Agreement and to timely cure such breach after notice thereof, or if Langer shall terminate the Tender Offer Agreement when it does not have the right to do so, or (ii) because the shareholders of Langer shall have tendered fewer than 1,332,722 Shares or the shareholders which are party to the Shareholders Agreement shall have tendered in the aggregate fewer than 1,305,606 of their Shares in accordance with the Shareholders Agreement, Langer will reimburse OrthoStrategies for its reasonable out-of-pocket costs and expenses incurred in connection with the Tender Offer Agreement and the transactions contemplated thereby subject to a maximum of $325,000, of which the first $250,000 would be paid in cash and the excess over $250,000 paid in Shares valued at $1.525 per Share.

      Acquisition Proposals. Neither Langer nor any of its subsidiaries nor any of the respective officers, directors, employees or other agents of Langer or its subsidiaries nor any other related party will:

      o take any action to solicit, initiate or encourage, directly or indirectly, any offer or proposal for, or any indication of interest in, or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of Langer) with respect to a merger, consolidation, reorganization, recapitalization or other business combination involving Langer or its subsidiaries or the acquisition of an equity interest in, or a substantial portion of the assets of, Langer or any of its subsidiaries (any such proposal or offer being referred to as a "Company Acquisition Proposal"); or

      o unless otherwise required in accordance with the fiduciary duties of the board of directors of Langer under applicable law as advised by counsel to Langer, engage in discussions or negotiations with, or disclose any nonpublic information relating to Langer or any of its subsidiaries or afford access to the properties, books or records of Langer or any of its subsidiaries, to any person that may be considering making, or has made, a Company Acquisition Proposal.

      Langer will promptly notify OrthoStrategies after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to OrthoStrategies or any of its subsidiaries or for access to the properties, books or records of Langer or any of its subsidiaries by any person that may be considering making, or has made, a Company Acquisition Proposal.

      Covenants. The Tender Offer Agreement contains certain covenants and restrictions as to the conduct of business by Langer pending the completion of the Offer, including covenants requiring Langer to conduct its business only in the ordinary course; restricting Langer's ability, among other matters, to take actions that would change or affect the capital structure of Langer or involve the issuance or redemption of securities, and limiting Langer's ability to sell assets, make capital expenditures, engage in acquisitions, incur indebtedness, enter into employment or severance agreements, enter into or modify material contracts, amend benefit plans or settle claims.

      Certain Agreements with Langer Management. The Tender Offer Agreement further obligates Langer to redeem from the holders thereof certain options currently outstanding to purchase 225,000 Shares. These options are held by four shareholders who are parties to the Shareholders Agreement (Stephen V. Ardia, Thomas I. Altholz and Kenneth Granat, each a Director of the Company, and Daniel
J. Gorney, President and CEO of the Company). The redemption price for the options is, in each case, equal to the excess of $1.525 over the per Share exercise price of the options. The aggregate amount to be paid by Langer to redeem these 225,000 options, assuming a tender offer price of $1.525 per Share, is $70,635.

      The Tender Offer Agreement permits Langer to pay up to $25,000 in the aggregate to its Directors for services rendered in their active roles in connection with the negotiation of the transactions contemplated by this Agreement, all of which was paid prior to the date of the Tender Offer Agreement.

      As an incentive to those members of Langer executive management who are not Directors (Daniel J. Gorney, President and CEO; Thomas G. Archbold, Chief Financial Officer; and Ronald Spinelli, Vice President of Operations) to remain in the employ of Langer through the Closing of the Offer and to assist in the transition period following the Closing:

      o Langer will provide bonuses to such executives if certain performance targets are met at the month end preceding the Closing of the Offer. Such bonus will be up to $20,000 for Mr. Gorney, $20,000 for Mr. Archbold and $25,000 for Mr. Spinelli, with minimum guaranteed bonuses to Messrs. Archbold and Spinelli of $5,000 each. To receive such bonus, such individuals must remain in the employ of Langer for 90 days following the Closing of the Offer.

      o Langer will provide three months base salary as a severance payment to Messrs. Archbold and Spinelli if they are terminated without cause within six months of the Closing of the Offer. The Company has committed to continue to employ Mr. Gorney, and Mr. Gorney has committed to remain employed with the Company, for three months after the Closing of the Offer; thereafter Mr. Gorney will be entitled to receive three months base salary as a severance payment.

      Representations and Warranties. The Tender Offer Agreement contains representations and warranties by each of Langer and OrthoStrategies that are customary for a transaction of this kind. These representations and warranties are deemed to be made as of the date of the Tender Offer Agreement and as of the date of the closing of the Offer. OrthoStrategies is not obligated to close the Offer and purchase Shares if (1) any representation or warranty of Langer shall have been inaccurate or incomplete as of the date of the Tender Offer Agreement, except for such exceptions which individually or in the aggregate would not constitute a material breach of any representation or warranty, or (2) any representation or warranty of Langer shall be inaccurate or incomplete as of the Closing Date, except for such exceptions which individually or in the aggregate would not have a material adverse effect on the financial condition, business, or results of operations of Langer and its subsidiaries taken as a whole (a "Company Material Adverse Effect").

      Amendment of the Tender Offer Agreement. At any time prior to the purchase of the Shares pursuant to the Offer, Langer and OrthoStrategies may modify or amend the Tender Offer Agreement by written agreement executed and delivered by duly authorized officers of the respective parties.

      Directors' and Officers' Insurance. In the Tender Offer Agreement, OrthoStrategies, Purchaser and Langer agreed that after the purchase of Shares pursuant to the Offer, Langer will maintain its existing officers' and directors' liability insurance ("D&O Insurance") for a period of three years; provided, however, that (x) Langer may substitute therefor policies (which may be "tail" policies) containing terms with respect to coverage and amount no less favorable in any material respect to the directors and officers, and (y) if the existing D&O Insurance expires, is terminated or cancelled during such three-year period, Langer will use commercially reasonable best efforts to obtain similar D&O Insurance for the remainder of such three-year period.

      Appraisal Rights. Holders of the Shares do not have appraisal rights as a result of the Offer pursuant to the New York Business Corporation Law.

      The OS Options. The Tender Offer Agreement requires that Langer grant to OrthoStrategies options to purchase 1,400,000 Shares (the "OS Options"). The OS Options will be exercisable for a period of 180 days commencing as of the closing date of the Offer. The exercise price of the OS Options initially will be $1.525 per

Share; shall increase to $1.550 per Share ninety-one days after the Closing of the Offer; shall increase to $1.575 per Share one hundred twenty one days after the Closing of the Offer; and shall increase to $1.60 per Share one hundred fifty one days after the Closing of the Offer. The number of Shares issuable upon exercise of the OS Options and the exercise price thereof will be subject to adjustment from time to time in the event of (i) any dividend or distribution or the Shares (including any distribution of other or additional stock or other securities or options by way of dividend, spin-off, reclassification, recapitalization or similar corporate arrangement); (ii) any dividend on or subdivision of the Shares; or (iii) any combination, consolidation or reclassification of the Shares.

      In case of any consolidation or merger to which Langer is a party, the sale of substantially all the assets of Langer or a capital reorganization or reclassification of the Shares or other securities issuable upon exercise of the OS Options, proper provision shall be made so that upon exercise of an OS Option the holder shall be entitled to receive the kind and amount of stock and other securities and property receivable upon such merger or consolidation, sale or capital reorganization or reclassification by a holder of the number of Shares or other securities issuable upon exercise of an Option immediately prior to such merger or consolidation, sale or capital reorganization or reclassification.

      The OS Options will be transferable, in whole or in part, subject to applicable securities laws. OrthoStrategies intends to assign the OS Options to Andrew H. Meyers and Kanders & Company, Inc., if they purchase Shares pursuant to the Offer directly rather than through OrthoStrategies, in the same proportions as their relative commitment to fund the purchase of Shares tendered in the Offer; provided, however, that in the event that fewer than the maximum number of Shares are tendered, the proportion of OS Options shall be adjusted such that the number OS Options retained by OrthoStrategies and/or Andrew Meyers shall relate to such number of shares which can be purchased for an amount equal to (a) $1,500,000, less (b) the amount actually paid by OrthoStrategies and/or Andrew Meyers for the purchase of Shares pursuant to the Tender Offer Agreement.

      There can be no assurance that the OS Options will be exercised by OrthoStrategies or any assignee thereof. Langer may need additional financing to achieve its growth objectives and subject to approval of the then current board of directors of Langer, such financing may be provided by OrthoStrategies or other related parties upon other terms, including by the purchase of convertible notes or preferred stock of Langer or other methods and the sale prices, conversion prices, or the exercise prices of such securities may be lower or higher than the exercise price of the OS Options or the then current market price of the Shares.

      In connection with the issuance of the OS Options, Langer and OrthoStrategies have entered into a Registration Rights Agreement. In the Registration Rights Agreement Langer granted to OrthoStrategies certain demand and "piggy-back" registration rights with respect to the Shares or other securities issuable upon exercise of the OS Options. The Registration Rights Agreement contains certain covenants customary for such agreements, including an agreement by Langer to indemnify OrthoStrategies against certain liabilities under the Securities Act in connection with the distribution of the Shares or other securities issuable upon exercise of the OS Options.

      The rights of OrthoStrategies under the Registration Rights Agreement are assignable to any party which might acquire the OS Options or the securities issuable upon exercise thereof. As noted above, Andrew H. Meyers and Kanders & Co. may acquire the OS Options directly and, therefor, OrthoStrategies' rights under the Registration Rights Agreement.

The Shareholders Agreement

      On December 28 , 2000, OrthoStrategies, Langer and Purchaser entered into an agreement with Kenneth Granat, Stephen V. Ardia, Justin Wernick, Thomas I. Altholz, Donald Cecil, Daniel J. Gorney, Trigran Investments, L.P., The Granat Family Limited Partnership and the Kenneth Granat 1990 Family Trust (individually, a "Shareholder," collectively, the "Shareholders"). This agreement is referred to herein as the "Shareholders Agreement". Messrs. Granat, Ardia, Wernick and Altholz comprise all of the current members of the Board of Directors of Langer; Mr. Gorney is the current President and Chief Executive Officer of the Company; and such partnerships and trust are affiliates of Mr. Granat. Mr. Cecil, who is not a director or employee of Langer, owns 248,553 Shares.

      The Shareholders Agreement obligates each Shareholder to tender his or its Shares (1,355,606 Shares in the aggregate) in the Offer and obligates OrthoStrategies to purchase such Shares, subject to the terms and conditions of the Offer, at a price of $1.525 per Share, or such higher price as OrthoStrategies may set in the Offer. The Shareholders Agreement provides further that if the Offer is not completed or is terminated due to the receipt by Langer of a competing offer at a price above $1.525 per Share, at the election of OrthoStrategies on or prior to March 31, 2001, each Shareholder will sell his or its Shares to OrthoStrategies at a price of $1.525 per Share. Although the Shareholders Agreement states that the shareholders party thereto own and will tender 1,355,606 Shares, subsequent to the execution of the Shareholders Agreement it was determined that the shareholders party thereto actually owned 1,342,273 Shares.

      In the aggregate, the 1,342,273 Shares which the Shareholders Agreement obligates the Shareholders to tender in the Offer or sell to OrthoStrategies, represent approximately 51.4% of Langer's outstanding Shares.

      Each Shareholder also agreed in the Shareholders Agreement that at any shareholder meeting, or in any written consent in lieu thereof, such Shareholder will vote his Shares against (i) any amendment of Langer's Certificate of Incorporation or by-laws, which would be reasonably likely to impede, frustrate, prevent or nullify the Offer or any of the other transactions contemplated by the Tender Offer Agreement or change in any manner the voting rights of any class of Langer's common stock, (ii) any action that would cause Langer to breach any representation, warranty or covenant contained in the Tender Offer Agreement or (iii) any action to elect to Langer's board of directors anyone other than the designees of OrthoStrategies or replacements of existing directors, which replacement directors agree to resign on the closing of the Offer.

      The Shareholders Agreement further obligates those Shareholders which hold options to acquire Shares to sell such options to Langer effective upon the closing of the Offer or the purchase of Shares by OrthoStrategies pursuant to the Shareholders Agreement. The aggregate number of such options to be redeemed by Langer is 225,000 and the price to be paid therefor is equal to the excess of $1.525 per share over the respective exercise prices of such options, for a total aggregate consideration of $70,635 to be paid by Langer.

Langer's Board of Directors

      The Tender Offer Agreement provides that Langer will use its best efforts to facilitate the election to the board of directors of Langer, effective as of the purchase of (i) a majority of the issued and outstanding Shares and, (ii) subject to the conditions of the Offer, all Shares tendered in the Offer, Andrew
H. Meyers and up to four additional individuals, designated by OrthoStrategies, currently anticipated to be Greg Nelson, Burtt R. Ehrlich, Jonathan R. Foster and Arthur Goldstein. Further, Langer will use its best efforts to facilitate the resignation, effective as of the purchase of (i) a majority of the issued and outstanding Shares and, (ii) subject to the conditions of the Offer, all Shares tendered in the Offer, of Kenneth Granat, Thomas I. Altholz and Stephen
V. Ardia from the Langer board of directors.

      OrthoStrategies, Purchaser and Langer entered into an agreement with Stephen V. Ardia, Kenneth Granat, Thomas I. Altholz and Justin Wernick whereby each of these individuals, acting in his individual capacity, agreed to resign from the board of directors of Langer, effective upon the purchase of at least of majority of the outstanding Shares in the Offer or the acquisition by Purchaser or its assignees, pursuant to the Shareholders Agreement, of the outstanding Shares owned by such individuals. In addition, this Agreement provides that upon purchase of the Shares as described in the immediately preceding sentence, Langer, OS and Purchaser will cause Langer to maintain its existing directors' and officers' liability insurance for a period of three years, subject to Langer's right to obtain substitute policies as more fully discussed above.

      Burtt R. Ehrlich, 61, has served as a director of Armor Holdings since January 1996. Mr. Ehrlich served as Chairman and Chief Operating Officer of Ehrlich Bober Financial Corp. (the predecessor of Benson Eyecare Corporation) from December 1986 until October 1992 and as a director of Benson Eyecare Corporation from October 1992 until November 1995.

      Arthur Goldstein, 69, is President of AGA Associates, investment advisors founded in 1986. Prior to that, Mr. Goldstein was a financial advisor at several brokerage firms. His management experience includes President of Butler Ind., Division of Safeguard Ind. (SFE, NYSE), and Chairman of Rudor Ind., a multi-division service organization. He was also Chairman of Gerber Ind., designers of department store interiors from 1980 to 1983. Mr. Goldstein received his BS in Management from Rensselaer Polytechnic Institute. He was also a trustee of New York Medical College and a member of the Young Presidents Organization (YPO).

      Jonathan R. Foster, 43, joined Howard Capital Management in 1994 as President. In addition to overseeing the firm's operations and strategic development, he manages the portfolios of numerous individuals and families. Mr. Foster also is responsible for managing Howard Capital Management's West Coast operations. With two decades of experience in finance and wealth management, Mr. Foster previously was managing general partner of Jonathan Foster & Co., LP, a private investment boutique he founded in 1987. Prior to that, he was an associate director of Bear, Stearns & Co., LP. Mr. Foster's earlier finance experience includes positions at Edelman Group and Oppenheimer & Company. Mr. Foster is a director of Troma Entertainment, Inc. and the Jeffrey Modell Foundation. He received his B.A. degree in Political Science from the University of Pennsylvania.

      Though the compensation to be paid to the new non-management directors has not yet been determined, the "Best Efforts Agreement" (See "Certain Additional Agreements") contemplates that each of the non-management directors will be issued options for their services and that Burtt R. Ehrlich will also receive a cash stipend for serving as Chairman of Langer.

      Employment Agreement with Andrew H. Meyers. Pursuant to the Tender Offer Agreement, Langer employed Andrew H. Meyers to serve in an advisory capacity and as an observer to the board of directors of Langer on an interim basis. Effective the closing of the Offer, it is anticipated that the new board of directors of Langer designated by OrthoStrategies will approve, and Langer will enter into, an Executive Employment Agreement with Mr. Meyers, (the "Employment Agreement"), pursuant to which Mr. Meyers will be elected a director, President and Chief Executive Officer of Langer for an initial term expiring December 31, 2003. Mr. Meyers' Employment Agreement will provide for a base salary of no less than $175,000 per annum. The Agreement also provides that Mr. Meyers shall be eligible to receive in respect of each calendar year a performance based bonus in accordance with a bonus plan to be approved by the Compensation Committee of Langer's board of directors. In addition, Mr. Meyers will be entitled to participate in any pension plan, health and accident plan or any other employee benefit plan or arrangement offered to Langer's employees and senior executives. Upon execution of the Tender Offer Agreement and the commencement of his employment with Langer, Mr. Meyers was granted an option to purchase 175,000 Shares pursuant to Langer's 1992 Stock Option Plan at an exercise price of $1.525 per Share. Mr. Meyers' options vest in three equal installments on December 31, 2001, 2002 and 2003, if he is employed with Langer on such dates, and, subject to the terms of the Option Agreement, are exercisable until the tenth anniversary of the date on which the Tender Offer Agreement was executed.

      Consulting Agreement with Kanders & Company, Inc. OrthoStrategies contemplates that upon consummation of the Offer, the new board of directors of Langer designated by OrthoStrategies will approve, and Langer will enter into, a Consulting Agreement with Kanders & Company, Inc. (the "Consulting Agreement"). The Consulting Agreement provides that during its term Kanders & Company, Inc. will act as a non-exclusive consultant to Langer and will provide Langer with general investment banking and financial advisory services, including assistance in the development of a corporate financing and acquisition strategy.

      The Consulting Agreement will provide for an initial term of three years. Pursuant to the Agreement, Kanders & Company, Inc. is to receive an annual fee of $100,000, options to purchase 100,000 Shares of Langer at a price of $1.525 per Share and reimbursement for out-of-pocket expenses. The Consulting Agreement will also obligate Langer to indemnify Kanders & Company, Inc., pursuant to an Indemnification Agreement to be entered into between Langer and Kanders & Company, Inc., against any loss or expense, including all interest, assessments and other charges paid or payable in connection with any loss or expense, Kanders & Company, Inc. might incur as a result of any claim brought against Langer or Kanders & Company, Inc. arising out of or related to the relationship between Kanders & Company, Inc. and Langer, or activities undertaken by Kanders & Company, Inc. at the request of Langer. In addition, the Consulting Agreement contemplates that Langer and the Company will execute additional engagement letters in connection with specific transactions in which the services of Kanders & Company, Inc. will be relied upon by Langer for which Kanders & Company, Inc. will receive additional compensation.

      As an inducement to the execution and delivery of the Consulting Agreement, Kanders & Company, Inc. will agree that, during the term of the Consulting Agreement and for a period of one year thereafter, it will not solicit or engage in any business competitive with the business of Langer or, subject to certain limitations, invest in or give financial support to any business competitive with that of Langer.

      The 100,000 options (the "Consultant's Options") to be issued to Kanders & Company, Inc. pursuant to the Consulting Agreement are to be evidenced by an Option Agreement (the "Consultant's Option Agreement") to be entered into on the Closing of the Offer. The Consultant's Option Agreement provides that the Consultant's Options will vest in three equal installments on December 31, 2001, 2002 and 2003, provided that if Warren Kanders, the principal shareholder of Kanders & Company, Inc., shall die or be disabled prior to December 31, 2003, there shall be deemed vested a pro-rata portion of the Shares which would have vested as of the end of the year during which he dies, based on the number of days elapsed during such year prior to his death. The Consultant's Options, subject to vesting, will be exercisable for ten years at a price of $1.525 per Share. The number of Shares issuable upon exercise of the Consultant's Options and the exercise price thereof are subject to adjustment on terms similar to those contained in the Option Agreement evidencing the OS Options, except that the Consultant's Option Agreement also provides for an adjustment in the event Langer shall issue or sell any Shares in exchange for consideration in an amount per Share less than the exercise price of the Consultant's Options at the time of such issuance or sale.

      In connection with the issuance of the Consultant's Options, Langer will grant to Kanders & Company, Inc. certain compulsory, demand and "piggy-back" registration rights with respect to the securities issuable upon exercise of the Consultant's Options. The Consultant's Registration Rights Agreement contains certain covenants and agreements customary for such agreements, including an agreement by Langer to indemnify Kanders & Company, Inc. from certain liabilities under the Securities Act in connection with the registration of the securities underlying the Consultant's Options.

Certain Additional Agreements

      Andrew Meyers has executed an agreement ("Lockup Agreement") pursuant to which he has agreed that he will not, for a period of three years, sell or otherwise hypothecate or dispose of any of the shares acquired by him unless he has received the permission of the Company's Board of Directors and of Kanders & Company, Inc. Notwithstanding the forgoing, if Kanders & Company, Inc. disposes of any of its Shares during such three year period, Mr. Meyers will have the right for a limited time to sell a percentage of his Shares equal to the percentage of Kanders & Company, Inc.'s shares which are sold by Kanders & Company, Inc.

      In consideration of the execution by Kanders & Company, Inc. and Greg Nelson of the Commitment Letter, OrthoStrategies and Andrew Meyers ("Meyers Parties") entered into a letter agreement with Kanders & Company, Inc. and Greg Nelson ("Best Efforts Agreement") pursuant to which (i) the Meyers Parties agreed to use their collective best efforts immediately upon the consummation of the purchase of the Shares in his/its capacity as a direct or indirect shareholder of Langer, to take all necessary actions, and to use his/its respective best efforts to cause Langer to execute the Consulting Agreement with Kanders & Company, Inc., to issue the Consultant's Options to Kanders & Company, Inc., to execute a related Indemnification Agreement in favor of Kanders & Company, Inc., to execute the Registration Rights Agreement relating to the Consultant's Options, to issue to each of the non-management directors of Langer options to purchase up to 30,000 shares of Langer common stock at an exercise price of $1.525 per share, and, in addition (i) to cause Burtt R. Ehrlich to be elected a director and non-executive Chairman of Langer and to be paid annual compensation of $10,000 and (ii) to cause Greg Nelson, Arthur Goldstein, Andrew Meyers, and Jonathan Foster to be elected as directors of Langer.

      The Best Efforts Agreement also provides that, in order to induce OrthoStrategies to enter into the Tender Offer Agreement and to proceed with the purchase of the Shares and to induce Andrew Meyers to enter into the Commitment Letter, each of Kanders & Co. and Greg Nelson agrees, immediately upon the consummation of the purchase of the Shares in his/its capacity as a direct or indirect shareholder of Langer, to take all necessary actions, and to use his/its respective best efforts to cause Langer to take all necessary actions, in order that Langer shall execute and deliver the Employment Agreement between Langer and Andrew Meyers, pursuant to which Andrew Meyers shall serve as President and Chief Executive Officer of Langer for a three year term.

      The Best Efforts Agreement further provides that all parties will jointly exert their best efforts, immediately upon the consummation of the purchase of the Shares in their respective capacities as direct or indirect shareholders of Langer, to take all necessary actions, and to use their respective best efforts to cause Langer to take all necessary actions, in order that Langer shall execute and deliver separate indemnification agreements between Langer and Meyers in a form acceptable to Meyers and between Langer and Greg Nelson, Arthur Goldstein, Burtt R. Ehrlich and Jonathon Foster pursuant to which Langer will indemnify such persons to the fullest extent authorized by law, against any and all losses and expenses (including all interest, assessments and other charges paid or payable in connection therewith) incurred in connection with the service of such persons as an officer and/or director of Langer and its subsidiaries and affiliates.

      The parties to the Best Efforts Agreement have further agreed that if OrthoStrategies is unable to close under the Tender Offer Agreement because any party fails to fund his or its commitment under the Commitment Letter, the non-funding party shall be responsible for all of the expenses of OrthoStrategies and Kanders & Company, Inc. incurred in connection with the Offer and any amount required to be paid by Mr. Meyers pursuant to the Meyers Expense Guaranty described above. However, if in the reasonable opinion of any of such parties, OrthoStrategies has the right to terminate the Tender Offer Agreement pursuant to the terms and conditions of the Tender Offer Agreement, any of the parties, on behalf of itself and any of its designees (collectively "Withdrawing Party") may, without liability or further obligation, decline to provide funds for the purchase of the Shares and decline to purchase Shares ("Withdrawal"); provided, however, that

      (a) if OrthoStrategies thereafter declines to close under the Tender Offer Agreement, each of the parties shall have a continuing obligation to fund a portion of OrthoStrategies' and Kanders & Co.'s Expenses in the same proportion as required under the Commitment Letter; and

      (b) if OrthoStrategies nevertheless proceeds to a Closing under the Tender Offer Agreement despite a party's Withdrawal, and the Withdrawing Party does not in fact purchase Shares, such Withdrawing Party shall not have any obligation to contribute to the fees and expenses which would otherwise be required to be paid by such Withdrawing Party pursuant to the Commitment Letter.

12. Source and Amount of Funds

      OrthoStrategies estimates that the total amount of funds required to purchase 1,959,886 Shares pursuant to the Offer and to pay related fees and expenses will be approximately $3.5 million. OrthoStrategies has entered into a Commitment Letter with Andrew Meyers, Greg Nelson and Kanders & Company, Inc. wherein they each agree to provide OrthoStrategies on a timely basis with the funds necessary to purchase the Shares tendered and to pay all fees and expenses required to be paid by OrthoStrategies in connection with the Offer.

      If the maximum number of Shares (1,959,886) are tendered, the necessary funds to pay the purchase price of the Shares will be provided, $1,000,000 by Andrew H. Meyers, $300,000 by Greg Nelson, and the balance of $1,688,860 by Kanders & Company, Inc. In the event that a smaller number of Shares are tendered, they will provide funds to pay the purchase price in the same ratio.

      The Tender Offer Agreement provides that OrthoStrategies has the right, at the closing, to assign the right to purchase the Shares, in whole or in part, to another entity controlled by OrthoStrategies or to Andrew H. Meyers, Gregory Nelson or Kanders & Company, Inc., or the designees thereof. Any such assignment will not relieve OrthoStrategies of its obligations under the Tender Offer Agreement. Kanders & Company, Inc. has the right to assign a portion of the Shares allocated for acquisition by it; provided that no such assignment shall relieve it of the obligation to fund the entire purchase price of the Shares allocated for purchase by Kanders & Company, Inc.

13. Certain Conditions of the Offer

      Notwithstanding any other provision of the Offer, OrthoStrategies is not required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, any tendered Shares, or may, in its sole discretion, terminate or amend the Offer as to any Shares not then paid for if fewer than 1,332,722 Shares (equivalent to 51% of the outstanding Shares) are properly and validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer (the "Minimum Condition"), or any necessary or required consent, registration, approval, permit or authorization of any governmental entity applicable to the Offer shall not have been obtained or, if on or after December 29, 2000, and at or before the time of payment for any of such Shares (whether or not any Shares have theretofore been accepted for payment), any of the following events occurs:

      a. Langer breaches or fails to perform in any material respect any of its obligations, covenants or agreements under the Tender Offer Agreement; any representation or warranty of Langer set forth in the Tender Offer Agreement was inaccurate or incomplete in any material respect when made or thereafter becomes inaccurate or incomplete as of the date of the Tender Offer Agreement, except for such exceptions, which individually or in the aggregate, would not constitute a material breach of any representation or warranty contained in the Tender Offer Agreement as of the date thereof; or any representation or warranty of Langer set forth in the Tender Offer Agreement shall be inaccurate or incomplete as of the Closing Date, except for such exceptions as of the Closing Date which, individually or in the aggregate, would not constitute a Company Material Adverse Effect, as defined in the Tender Offer Agreement;

      b. there is instituted or pending any action, litigation, proceeding, investigation or other application (an "Action") before any court or other governmental authority by any governmental authority or instituted or pending any action by any other person, domestic or foreign: (i) challenging the acquisition by Purchaser of Shares, seeking to restrain or prohibit the consummation of the transactions contemplated by the Offer or seeking to obtain any material damages in connection with the transactions contemplated by the Offer; (ii) seeking to prohibit, or impose any material limitations on, Purchaser's ownership or operation of all or any portion of it or Langer's business or assets (including the business or assets of their respective affiliates and subsidiaries), or to compel Purchaser to dispose of or hold separate all or any portion of Purchaser or Langer's business or assets (including the business or assets of their respective affiliates and subsidiaries) as a result of the transactions contemplated by the Offer; (iii) seeking to make the acceptance for payment, purchase of, or payment for, some or all of the Shares illegal or render Purchaser unable to, or result in a delay in, or restrict, the ability of Purchaser to accept for payment, purchase or pay for some or all of the Shares; (iv) seeking to impose material limitations on the ability of Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares including, without limitation, the right to vote the Shares purchased by it on an equal basis with all other Shares on all matters properly presented to the shareholders; or (v) that, in any event is reasonably likely to have a Company Material Adverse Effect;

      c. any statute, rule, regulation, order or injunction is enacted, promulgated, entered, enforced or deemed applicable to the Offer, or any other action has been taken, proposed or threatened, by any court or other governmental entity that could, be expected to, directly or indirectly, result in any of the effects of, or have any of the consequences sought to be obtained or achieved in, any action referred to in clauses (i) through
      (v) of paragraph (b) above;

      d. any person, entity or group shall have entered into a definitive agreement or an agreement in principle with respect to a tender offer or exchange offer for some portion or all of the Shares or a merger, consolidation, acquisition, reorganization, recapitalization or other business combination with or involving the Company;

      e. the board of directors of Langer (or a special committee thereof) has amended, modified or withdrawn its approval or recommendation of the Offer or the Tender Offer Agreement or shall have endorsed, approved or recommended any other Company Acquisition Proposal, or has resolved to do any of the foregoing;

      f. the Tender Offer Agreement is terminated by Langer or OrthoStrategies in accordance with its terms, or OrthoStrategies reaches an agreement or understanding in writing with Langer providing for termination or amendment of the Offer or delay in payment for the Shares;

      g. there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the NASDAQ SmallCap Market for a period in excess of three hours (other than a suspension or limitation triggered by price fluctuations and suspensions or limitations resulting from physical damage to or interference with the systems of NASDAQ provided such interference is not related to market conditions), (ii) a declaration of a banking moratorium in the United States or any suspension of payments in respect of banks in the United States, (iii) a commencement or escalation of a war, armed hostilities or other international or national calamity resulting in a general mobilization of a substantial portion of the armed forces of the United States; (iv) the imposition by the Federal Reserve of a limitation on the extension of credit by United States banks or a decline of at least 30% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Tender Offer Agreement;

which, in the reasonable judgment of OrthoStrategies, in any such case, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

      Further, OrthoStrategies will have no obligation to accept for payment or pay for any tendered shares, unless, as of the closing time each of the following additional conditions shall have been satisfied:

      a. Andrew H. Meyers shall have been elected President and Chief Executive Officer of Langer, and his employment with Langer shall not have been terminated by Langer without cause, unless Mr. Meyers shall have declined to accept or continue employment;

      b. Stephen V. Ardia, Kenneth Granat, Thomas I. Altholz and Justin Wernick shall have resigned from Langer's board of directors and Andrew H. Meyers and up to four individuals designated by OrthoStrategies reasonably acceptable to the board of directors of Langer shall have been elected to Langer's board of directors (unless OrthoStrategies fails to designate acceptable nominees);

      c. The Shareholders Agreement shall be in full force and effect unless breached or terminated by OrthoStrategies;

      d. Langer shall have issued and outstanding no more than 2,613,181 Shares plus such number of Shares as may be issued pursuant to the exercise of options outstanding as of the commencement of the Offer;

      e. Langer's Agreements with its current bank, American National Bank, and the extension thereof to the earlier to occur of February 28, 2001 or the Closing of the Offer shall remain in full force and effect;

      f. Langer shall have obtained all consents, agreements and governmental approvals necessary or appropriate for consummation of the Offer, other than those relating to agreements which provide for payment or receipt by Langer of less than $12,500;

      g.  except for the  bonuses  and  severance  payments  discussed  above in
      Section 11 -- "Tender Offer Agreement: Certain Agreements with Langer Management" consummation of the Offer will not give rise to any obligation for severance, bonuses, change of control or "golden parachute" payments to any of Langer's employees;

      h. the OS Option Agreement and the related Registration Rights Agreement shall have been executed and delivered by Langer and the OS Options shall have been granted;

      i. No change shall have occurred in any governmental regulation of and reimbursement rules relating to the business of Langer or its products which has a Company Material Adverse Effect;

      The foregoing conditions are for the sole benefit of OrthoStrategies and may be asserted by OrthoStrategies regardless of the circumstances (including any action or inaction by OrthoStrategies other than a material breach of this Agreement) giving rise to such condition or may be waived by OrthoStrategies, in its sole discretion, by express and specific action to that effect, in whole or in part at any time and from time to time.

14. Dividends and Distributions

      Pursuant to the Tender Offer Agreement, Langer has agreed that until termination of the Tender Offer Agreement, Langer may not declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares.

15. Certain Legal Matters

      Except as otherwise disclosed herein, based upon an examination of publicly available filings with respect to Langer, OrthoStrategies is not aware of any licenses or other regulatory permits which appear to be material to the business of Langer and which might be adversely affected by the acquisition of the Shares by OrthoStrategies pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of the Shares by OrthoStrategies pursuant to the Offer. Should any such approval or other action be required, it is currently contemplated that such approval or action would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions or that adverse consequences might not result to Langer's or OrthoStrategies' business or that certain parts of Langer's or OrthoStrategies' business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken, any of which might enable OrthoStrategies to elect to terminate the Offer without the purchase of the Shares thereunder, if the relevant conditions to termination were met. OrthoStrategies' obligation under the Tender Offer Agreement to accept for payment and pay for the Shares is subject to certain other conditions. See Section 13.

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal
Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by OrthoStrategies is not subject to these requirements.

State Takeover Laws

      Section 912 of the New York Business Corporation Law (the "BCL") limits the ability of a New York corporation to engage in "business combinations" (as defined in the BCL) with an "interested stockholder" (defined generally as any beneficial owner of 10% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation's board of directors has given its approval to the business combination prior to the shareholder becoming an interested stockholder. Langer's board of directors has granted such approvals and taken such actions as are necessary so that the Offer may be consummated as promptly as practicable on the terms contemplated. Since the Langer Board has approved the transactions contemplated by the Tender Offer Agreement, OrthoStrategies (or its affiliates) would not be considered an "interested stockholder" and, therefor, would not be prevented or prohibited from effectuating a business combination with Langer after the purchase of the Shares pursuant to the Offer contemplated hereby, so long as the subsequent business combination is approved by Langer's then board of directors, and the Langer board of directors has otherwise acted to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

      Based on information supplied by or on behalf of Langer, OrthoStrategies does not believe that any state takeover laws purport to apply to the Offer other than the "Security Takeover Disclosure Rules" of the State of New York promulgated pursuant to Article 16 of the BCL. OrthoStrategies has filed with the Bureau of Investor Protection and Securities of the Department of Law of the State of New York the Registration Statement required by the New York Security Takeover Disclosure Rules. OrthoStrategies has not currently taken any actions necessary to comply with any other state takeover statute or regulation. OrthoStrategies reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer, other than that of the State of New York, and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state takeover statute, other than that of the State of New York, is applicable to the Offer and if an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, OrthoStrategies might be required to file certain information with, or to receive approvals from, the relevant state authorities, and OrthoStrategies might be unable to accept for payment or pay for any Shares tendered pursuant to the Offer. In such case, OrthoStrategies may not be obliged to accept for payment or pay for any Shares tendered pursuant to the Offer.

16. Fees and Expenses

      Mackenzie Partners, Inc. is acting as Information Agent in connection with the Offer. The Information Agent may contact holders of the Shares by personal interview, mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, banks, trust companies and other nominees to forward the Offer materials to beneficial holders. The Information Agent will receive reasonable and customary compensation for its services, be reimbursed for certain reasonable out-of-pocket expenses and be indemnified against certain liabilities and expenses in connection with its services, including certain liabilities under the Federal securities laws.

      Registrar and Transfer Company is acting as Depositary Agent in connection with the Offer. OrthoStrategies will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by OrthoStrategies for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Miscellaneous

      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of the Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, OrthoStrategies may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of the Shares in such jurisdiction.

      OrthoStrategies is not aware of any jurisdiction in which the making of the Offer or the acceptance of the Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

      OrthoStrategies has filed a Schedule TO with the SEC pursuant to Rule l4d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the SEC in Washington, D.C.

      No person has been authorized to give any information or make any representation on behalf of OrthoStrategies not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                                   OrthoStrategies Acquisition Corp.

January 10, 2001,

                         Tender of Shares to Depository

      Manually signed facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent or delivered by each shareholder of Langer or his broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        The Depositary for the Offer is:

                          Register and Transfer Company

By Registered Mail:            By Hand Delivery:         By Overnight Courier:
 10 Commerce Drive             10 Commerce Drive           10 Commerce Drive
    Cranford,                      Cranford,                    Cranford,
 New Jersey 07016               New Jersey 07016            New Jersey 07016

                           By Facsimile Transmission:
                                 (908) 497-2311

                      Confirm Facsimile by Telephone Only:
                              (908) 497-2300 x2556

      Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal, the Notice of Guaranteed Delivery and related materials may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                                   MACKKENZIE
                                 PARTNERS, INC.

                                156 Fifth Avenue
                            New York, New York 10010
                          (212) 929-5500 (Call Collect)
                                       or
                          Call Toll-Free (800) 322-2885

                       Email: proxy@mackenziepartners.com